FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                          For the month of April, 2004

                         Commission File Number: 1-15102


                      Embraer - Brazilian Aviation Company
                 (Translation of registrant's name into English)


                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                         Av. Brigadeiro Faria Lima, 2170
                12227-901 Sao Jose dos Campos, Sao Paulo, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:   Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):   ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   82-___

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-14018) as amended, filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Embraer
- Empresa Brasileira de Aeronautica S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            EMBRAER - EMPRESA BRASILEIRA
                                            DE AERONAUTICA S.A.



Dated: April 28, 2004                       By: /s/ CARLOS ROCHA VILLELA
                                                -------------------------------
                                                Name:  Carlos Rocha Villela
                                                Title: General Counsel

                                  EXHIBIT INDEX


1. One copy of the Resolutions approved during the Company's General and Special Shareholders' Meetings held on April 26, 2004.

2. One copy of the Resolutions approved during the Company's Board of Directors Meeting held on April 26, 2004.